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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-68962

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2021___ AND ENDING ___12/31/2021___
                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Dynasty Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 Central Avenue, 15TH FLOOR

<center>(No. and Street)</center>

Saint Petersburg	FL	33701
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jill Russo	727-865-4809	jrusso@dynastyfp.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sobel & Co, LLC

<center>(Name – if individual, state last, first, and middle name)</center>

293 Eisenhower Parkway - Suite 290	Livingston	NJ	07039
(Address)	(City)	(State)	(Zip Code)
10/16/2003		500	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, Jill Russo   , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Dynasty Securities, LLC   , as of December 31   , 2 021   , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: CCO

Notary Public

GEORGE SHEETS
Notary Public - State of Florida
Commission # GG 356344
My Comm. Expires Nov 11, 2023
Bonded through National Notary Assn.

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.**

 SOBELCO

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.SobelCoLLC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Dynasty Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Dynasty Securities, LLC ("Company") as of December 31, 2021, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Dynasty Securities, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Dynasty Securities, LLC's management. Our responsibility is to express an opinion on Dynasty Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Dynasty Securities, LLC in accordance with the U.S. federal securities laws, and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Sobel ; Co., LLC

Certified Public Accountants

We have served as Dynasty Securities, LLC's auditors since 2012.

Livingston, New Jersey
February 25, 2022





DYNASTY SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS		
Cash	$	1,439,077
Prepaid Expenses		6,628
Accrued Revenue		511,973
TOTAL ASSETS	$	1,957,678
LIABILITIES AND MEMBER'S EQUITY		
Inter-Company Payables, Net	$	361,890
Accounts Payable and Accrued Expenses		8,063
TOTAL LIABILITIES	$	369,953
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY		1,587,725
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,957,678

* The accompanying notes are an integral part of these financial statements.

DYNASTY SECURITIES, LLC
STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2021

Revenues		
Advisory and Referral Fees	$	2,399,531
TOTAL REVENUES		2,399,531
Expenses		
Employee Compensation and Benefits		88,940
Professional Fees		84,074
Rent		7,929
Travel		7,498
Meals and entertainment		3,998
Marketing		10,427
Computer, internet, telephone		12,817
Dues and Subscriptions		15,666
Other		21,113
TOTAL EXPENSES		252,462
NET INCOME	$	2,147,069

* The accompanying notes are an integral part of these financial statements.

DYNASTY SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2021

Balance, January 1, 2021	$	925,656
Net Income		2,147,069
Capital Distributions		(1,485,000)
Balance, December 31, 2021	$	1,587,725

* The accompanying notes are an integral part of these financial statements.

DYNASTY SECURITIES, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,2021

Cash flows from operating activities	
Net income	$ 2,147,069
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in assets and liabilities	
Accrued Revenue	(339,243)
Due to/from Inter-Company, Net	342,089
Prepaid Expenses	2,986
Accounts payable and accrued expenses	(787)
Net cash provided by operating activities	2,152,114
Cash flows from financing activities	
Capital Distributions	(1,485,000)
Net increase in cash	667,114
Cash, beginning of year	771,963
Cash, end of year	$ 1,439,077

* The accompanying notes are an integral part of these financial statements.

DYNASTY SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 1 - ORGANIZATION AND SUMMARY OF
SIGNIFICANT ACCOUNTING POLICIES:

Organization:
Dynasty Securities, LLC (the "Company") was formed on August 16, 2011, in the state of New York. On March 21, 2013, the Securities and Exchange Commission accepted the Company's application for registration as a broker or dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. In addition, on March 21, 2013, the Financial Industry Regulatory Authority, Inc. ("FINRA") accepted the Company's membership application. The Company is headquartered in New York, New York. The Company is registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

Basis of Accounting:
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition:
The Company recognize revenue in accordance with ASC 606, revenue from contract from customers (ASU 2014-09), as amended, which requires an entity to recognize the amount of revenue to which is expects to be entitled for the transfer of promise, goods or services or customers. The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements and referral fees are generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. There are no significant financing components or variable considerations. For the year ended December 31, 2021 $1,331,332 of revenue was recognized over time and $1,068,199 recognized at point time.

DYNASTY SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 1 - ORGANIZATION AND SUMMARY OF
          SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Income Taxes:
The Company is treated as a partnership for federal and state income tax purposes; therefore, the taxable income or loss from the Company's operation is allocated to the Company's member.

The Company follows accounting standards that provide clarification on accounting for uncertainty in income taxes recognized in the Company's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on de-recognition, classification, interest and penalties, disclosure and transition. At December 31, 2021, there are no significant income tax uncertainties that are expected to have a material impact on the Company's 2021 financial statements. No interest or penalties were incurred for the year ended December 31, 2021.

Cash:
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. At various times, cash balances may exceed the amount insured by the Federal Deposit Insurance Corporation (FDIC). The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Accrued revenue:
Accrued revenue arises when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. At December 31, 2021, there was accrued revenue of $511,973 reported in the statement of financial condition.

Subsequent Events:
The Company has evaluated its subsequent events and transactions occurring after December 31, 2021, through February 25, 2022, the date that the financial statements were available to be issued.

DYNASTY SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 2 - NET CAPITAL REQUIREMENTS:

The Company, as a member of FINRA, is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6.67% of aggregate indebtedness. At December 31, 2021, the Company had net capital of $1,069,124 that exceeded the required net capital of by $1,044,460. The Company's ratio of aggregated indebtedness to net capital was .35 to 1 at December 31, 2021.

The Company is not required to furnish the "computation of reserve requirements" under rule 15c3-3 of the Securities and Exchange Commission due to the fact that it qualifies for, and complies with the exemptive provision k(2)(i) of rule 15c3-3. This provision exempts brokers or dealers who do not hold funds or securities, or owe money or securities to customers, from having to furnish the "computation of reserve requirements."

NOTE 3 - RELATED PARTY TRANSACTIONS:

The Company has an Expense Sharing Agreement with its Parent, Dynasty Financial Partners, LLC. Expenses included in this agreement and revenue are paid or received by the Parent and reimbursed by Dynasty Securities, LLC. As of December 31, 2021, Dynasty Securities, LLC owed Dynasty Financial Partners, LLC an amount of $361,890. Total amount of expenses incurred by the Company for the year ended December 31, 2021 was $188,427.

The Company accounts for a lease arrangement through the Expense Sharing Agreement as a short-term lease and does not recognize a right of use asset nor corresponding liability.

NOTE 4 – CONCENTRATION

During 2021, 93% of revenues were earned from four customers. As of December 31, 2021 100% of the accrued revenue relates to three customers.

NOTE 5 – RISKS AND UNCERTAINTIES

The outbreak of the novel Corona virus in March 2020 has adversely impacted domestic activity in the USA and around the world. Financial markets, employment markets, and the real economy is seeing a high volume a volatility. The outbreak could have a material adverse impact on the economy and the Company. The fluidity of the situation prevents any prediction as to the eventual outcome. This present material uncertainty and risk with respect to the Company, its performance, and financial results.


SOBELCO

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.SobelCoLLC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Member
Dynasty Securities, LLC

We have audited the financial statements of Dynasty Securities, LLC as of and for the year ended December 31, 2021, and have issued our report thereon dated February 25, 2022, which contains an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, contained on page 10, has been subjected to audit procedures performed in conjunction with the audit of Dynasty Securities, LLC's financial statements. The supplementary information is the responsibility of Dynasty Securities, LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
February 25, 2022





DYNASTY SECURITIES, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2021

Computation of net capital		
Total member's equity	$	1,587,725
Deductions and/or charges		
Non-allowable assets	$	(518,601)
Net capital	$	1,069,124

Computation of aggregate indebtedness

Accounts payable & Accrued Expenses, Inter-Company Payables	$	369,953
Aggregate indebtedness	$	369,953

Computation of basic net capital requirement		
Minimum net capital required (6.67% of aggregate indebtedness)	$	24,664
Minimum dollar requirement	$	5,000
Net capital requirement (greater of minimum net capital		
or dollar requirement)	$	24,664
Excess net capital	$	1,044,460
Ratio: Aggregate indebtedness to net capital		0.35 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited
Part II of Form X-17A-5 as of December 31, 2021.



293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.SobelCoLLC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Dynasty Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Dynasty Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Dynasty Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) ("exemption provisions"), and (2) Dynasty Securities, LLC stated that Dynasty Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Dynasty Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dynasty Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
February 25, 2022





Dynasty Securities, LLC
Schedule II Computation for Determination of Reserve Requirements
Under Rule 15c3-3 (Exemption)
For the Year Ended December 31, 2021

"Exempt Under 15c3-3(k)(2)(i)"

Dynasty Securities, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. 240.17a-5," Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4).
To the best of its knowledge and belief Dynasty Securities, LLC states the following:

Dynasty Securities, LLC is claiming exemption to this schedule pursuant to paragraph (k)(2)(i) of
SEC Rule 15c3-3.

- Dynasty Securities, LLC is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and FINRA.

- Dynasty Securities, LLC claimed an exemption under paragraph 240.15c3-3(k)(2)(i) of Rule 15c3-3 for the period from January 1, 2021 through December 31, 2021.

- Dynasty Securities, LLC has met the identified exemption provision in paragraph 240.15c3-1(k)(2)(i) of Rule 15c3-1 throughout the period from January 1, 2021 through December 31, 2021, without exemption.

Dynasty Securities, LLC

I, Jill Russo, affirm that, to my best knowledge and belief, this Exemption Report is true and accurate.

Jill Russo _____ Jill Russo, CCO

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